NB Manufacturing, Inc.
80 Rio Salado Parkway, Suite 115
Tempe, AZ 85281

July 31, 2012

BY EDGAR

Claire DeLaBar, Staff Accountant
Terry French, Accountant Branch Chief
Kate Beukenkamp Attorney-Advisor
Jessica Plowgian Attorney-Advisor
Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NB Manufacturing, Inc.
File No. 000-52678
Form 8-K filed June 7, 2012

Ladies and Gentlemen:

This letter has been prepared in response to your request for NB Manufacturing, Inc. (the "Company") to respond to the comments of the United States Securities and Exchange Commission  (the "SEC" or the "Commission") as memorialized in your July 3, 2012 letter to the undersigned (the "Comment Letter") concerning the above-referenced filing.

This letter sets forth the comments of the SEC Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response. This letter is being filed in connection with the filing of an Amendment on Form 8-K/A, reflecting the changes as more fully referenced below.

General

COMMENT 1:
Please revise your disclosure to factually support the statements about your ability to successfully develop, conduct or otherwise run your business operations. For example, we note your statement on page 3 that you are “well positioned for the market shift from offline advertising to digital advertising” due to your “talented group of employees.” Similarly, please revise your disclosure to discuss in greater detail your “proven advertising and marketing experience” and “relationships” with “top tier” advertisers (page 3), your “cutting edge technology” (page 7) and your “innovative” cloud based solutions (page 10). These are just examples.

RESPONSE:	We have cleaned up the buzzwords to clarify and support the statements made related to the successful development and conduct of the business.

COMMENT 2:
You state that you acquired Hrizzo, but then subsequently returned this company to its founder since it was determined better to keep it separate. Please revise your disclosure to discuss in greater detail the reasons for the return of Hrizzo to its founder. Additionally, please provide the dates related to this acquisition and then return of the entity. We note your disclosure on page 65.

RESPONSE:	We have revised this section accordingly in the amended Form 8-K on page 2.

COMMENT 3:
Please expand your discussion of the company’s business to provide more complete and detailed description of the nature of your business. In particular, describe in greater detail how your products and services actually function. Discuss the specific sources and types of revenue you receive. Describe your current and potential customer base in greater detail.

RESPONSE:	This discussion has been expanded as requested. All revenue is service related and customers include any business which needs advertising.

COMMENT 4:
In the discussion of your business in this section and throughout your filing, distinguish clearly between those products and services that are currently being produced, marketed and sold, and those that are being developed. Your revised disclosure should clarify whether Stacked, Bounce and SpyFire currently have any operations.

RESPONSE:	This discussion now clarifies the distribution between products and services being produced vs. under development and discusses the operations of Stacked, Bounce and SpyFire.

COMMENT 5:	Please expand your disclosure to indicate whether and how you generate revenue from the impressions, clicks, leads and sales reference in the fifth paragraph of this section.

RESPONSE:	The paragraph does not state that the Company generates revenue from impressions, leads, etc. but that its customers do. We have now clarified this.

COMMENT 6:
Expand your disclosure to explain how Lead Revolution developed an internal member base. Please explain which websites it used to develop this member base. In addition, expand your disclosure to clarify the relationship, if any, Lead Revolution and XI United have with their “network of publishers” referenced on page 9.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on page 9.

COMMENT 7:
Please revise your disclosure to provide greater detail about how Lead Revolution tracks the delivery of display ads. For example, tell us what systems are in place or whether you use proprietary or third-party software or other technology.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on page 10.

COMMENT 8:
In the second paragraph under this heading you discuss the grant of exclusive marketing rights related to “sixfigurekit.com.” Please revise your disclosure to clarify, if true, that sixfigurekit.com is the product you are marketing for AdCafe. Disclose whether SpyFire has reached its requisite minimum leads to maintain its exclusive rights.

RESPONSE:
The Company and AdCafe, LLC mutually agreed to discontinue the then-current insertion order on or around June 24, 2012. The offer being made pursuant to the insertion order had become dated and stale. No new insertion order has been executed by the parties and therefore AdCafe, LLC is no longer a key customer. The Company does not know when, if at all, it will generate revenue from this customer. The description of the Company’s relationship with AdCafe, LLC has been amended in the referenced section of the filing on page 11, as well as updating disclosure concerning the AdCafe contract on page 25.

COMMENT 9:
In the first paragraph on page 12, you state that you believe the current AdCafe Insertion Order will be phased out in the near future. Please revise your disclosure to explain clarify what you mean by the “near future.” For example, whether you are referring to the current term expiration date. Additionally, please explain why management anticipates that the current Insertion Order will be phased out.

RESPONSE:	Please see the Response to Comment #8.

COMMENT 10:	Please revise your disclosure under this heading to clarify that none of the individuals, groups or organizations listed here are currently your clients or customers.

RESPONSE:
We have clarified which of the advertisers are our cirect clients and which our employees have performed services for in the past. The requested disclosure is included in the amended Form 8-K on page 11.

COMMENT 11:	Disclose the portion of the total revenue generated by this division to date.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on page 11.

COMMENT 12:	Please revise this section to state the name of the “successful web and technology” business previously managed by Viet Le.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on page 11.

COMMENT 13:
Please revise your disclosure below the several corporate logos on this page to describe in greater detail the meaning of the terms “worked directly with,” “indirectly with” and “strategic relationship.” Please remove references to any clients to whom the company has not provided services.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on page 13.

COMMENT 14:	In the first paragraph on page 19 you state the FlyReply’s customers “will pay” monthly subscription fees. Please revise your disclosure to clarify whether FlyReply has any customers currently.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on pages 14-16.

COMMENT 15:	Please revise your disclosure to state clearly that www.adbind.com is currently not an active website offering the planned products or services included in your disclosure.

RESPONSE:
The adbind.com website is currently active and has been active since before the Form 8-K filing was made. There were, however, some technical issues which had caused it to go offline sporadically during the timeframe immediately before the date of your letter.

COMMENT 16:	Please revise you disclosure to briefly explain here what you mean by “properly monetizing” your digital IP.

RESPONSE:
This language which we believe is found on page 19 of the original filing refers to the ability to cross sell its ad networks online gamers as well as develop a more customized advertising approach. This has now been clarified in the amended Form 8-K in the same section which is now on page 16.

COMMENT 17:
Revise this section to state clearly whether Xhibit has actually developed any social games to date. Explain in greater detail how you will connect and distribute these games on Facebook, other social networks and mobile platforms. We also note that these games “are free to play.” Please explain how you will collect any revenues from these games.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on pages 17-19.

COMMENT 18:
Please revise this section to state clearly which components of the technology described here are already purchased, developed or otherwise in place within your business and which aspects are planned for the future, but you currently do not own or operate.

RESPONSE:	We think this language already clarifies this and have therefore not revised it.

COMMENT 19:
We note your discussion of the use and significance of intellectual property and trade secrets in your business. Please revise this section to discuss in greater detail whether you have applied for or received formal intellectual property protection in the form of patents, trademarks or other rights for your intellectual property. If so, include details of when this intellectual property protection will expire or require renewal.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on page 21.

COMMENT 20:
Refer to your discussion of revenues. Please expand the discussion to separately include quantification of the change in revenue from price changes and volume changed from period to period pursuant to Financial Reporting Codification Section 501.04.

RESPONSE:	The requested disclosure is included in the amended Form 8-K on pages 25-26.

COMMENT 21:	Please add a risk factor addressing the company’s historic net losses.

RESPONSE:	This risk factor has been added on page 29 of the amended Form 8-K.

COMMENT 22:	Please add a risk factor addressing the dilution your shareholders will incur as a result of the anticipated private placement of stock referenced on page 32.

RESPONSE:	This risk factor has been added on page 47 of the amended Form 8-K.

COMMENT 23:	Expand the heading to this risk factor to address the risk that you could lose access to your source code, which could prevent you from continuing your operations.

RESPONSE:	This risk factor has been revised on page 29 of the amended Form 8-K.

COMMENT 24:
Please revise your risk factor to state whether you have entered into an employment agreement with your programmer in Serbia. Additionally, please disclose whether your programmer serves as an officer or director in your company. We note your disclosure on page 60, for example, discussing employment agreements entered into with certain employees.

RESPONSE:	The risk factor has been revised on page 29 of the amended Form 8-K on page 29.

COMMENT 25:	Please revise this risk factor to state whether or not you currently have any contract, agreement or other formal business relationship with Facebook.

RESPONSE:	This risk factor has been revised on page 38 of the amended Form 8-K.

COMMENT 26:
Please provide the information required by Item 401(e) of Regulation S-K regarding the qualifications and attributes that led to your determination that the individual should serve on your board of directors.

RESPONSE:	We have added these qualifications and alterations to the bio.

COMMENT 27:
Refer to page 12. We note that SpyFire functions as a broker and records a commission based on the net percentage of the net revenue generated from the management of the lists provided by AdCafe and on its own behalf. Please expand the accounting policy for revenue recognition to clarify that you record revenue on a net basis using the guidance in ASC 605-45-45. Please also expand your critical accounting policy disclosure on page 28 accordingly.

RESPONSE:
The disclosure of the revenue recognition on page 12 is incorrect. The Company records its revenues at “gross” versus “net”. In making this determination, the Company reviewed ASC 605-45-45. Specifically, paragraphs:

45-4; the Company is the primary obligor in these arrangements as it is responsible for the fulfillment of the order and bears the risks and rewards as the principal in each transaction.

45-8; the Company has latitude in establishing the final price to the customer.45-9; the Company can and does change the product delivered to the customer.

45-9; the Company chooses the supplier of the databases that would be useful for the targeted customers.

451-13; the Company assumes all the credit risk in the sales to its customers.

We have clarified this disclosure which is on page 9 of the amended Form 8-K and in our Revenue Recognition policy in the notes to the financial statements.

COMMENT 28:
Please also expand your revenue recognition accounting policy to detail your policy for revenue recognition under Maintenance and Pay Per Click arrangements detailed on page 15. Please expand your critical accounting policy disclosure on page 28 accordingly.

RESPONSE:
The Company currently does not earn revenues under Pay Per Click arrangements or monthly maintenance programs.  It has begun implementing these services for clients during third quarter of 2012.  We have clarified this on page 13 of the amended Form 8-K .

COMMENT 29:
Refer to your discussion of research and development on page 31. We note that you incur expenditures for programming and software development related services. Please expand your accounting policies to include your policy for software development, including whether such costs are expensed as incurred and the reason for your accounting treatment pursuant to ASC 350-40-05.

RESPONSE:	We have expanded our disclosure of Research and Development in the MD&A as a Critical Policy and in our financial statement policies.

COMMENT 30:
Refer to your discussion of your contract with AdCafe on page 33. We note that you describe your contract with AdCafe as a “loss leader.” Please expand your accounting policies to discuss your accounting policy for loss contracts pursuant to ASC 605-35-45.

RESPONSE:	Reference to a “loss leader” has been removed as the result of previous revision noted in Responses to Comments # 8 and 9 above.

COMMENT 31:
Refer to your discussion of tax concerns on page 54. We note that you may be required to indemnify some parties for their taxes and may be required to pay substantial taxes and penalties and that it is uncertain as to the magnitude of taxes, penalties and interest for 2011. Please expand your disclosure for income taxes in Note 1 to the financial statements to disclose how you account for these tax uncertainties pursuant to ASC 740-10-50-15.

RESPONSE:	The Company has undertaken financial analysis of this issue and does not believe there will be any material financial exposure in connection with this issue. The language has been clarified accordingly.

COMMENT 32:
We note that due to the common ownership between SpyFire and Stacked, these acquisitions were recorded at historical cost. We also note that Stacked was only 50% owned by Mr. Richarde. Please tell us how you determined that Mr. Richarde had control of Stacked with only 50% ownership prior to the acquisition. If Mr. Richarde did not have control since he did not own more than 50% of Stacked at the time of the acquisition, please revise the financial statements to record the acquisition of Stacked at fair value using the guidance in ASC 805-40-30 and clarify that the operations of Stacked are included in the Xhibit financial statements since the date of acquisition.

RESPONSE:
The Company evaluated the accounting for its acquisition of Stacked. It was owned 50/50 between Chris Richarde and Jason Hrissikopoulos. In both Spyfire and Stacked, Chris Richarde maintained control over the operations of the companies and was the key decision maker. Jason also joined Xhibit’s early management but Chris maintained control over the management of Xhibit too. The Company concluded that this met the requirement to record Stacked’s acquisition at book value since it would be misleading to readers and investors to inflate the asset value of Stacked since both Spyfire and Stacked were acquired at the same time with the intent only to combine the operations to eventually complete a reverse merger.

COMMENT 33:
Please expand the disclosure to clarify that the acquisition of SpyFire and Stacked (if applicable) were accounted for as a reorganization of entities under common control and that the reorganization was reflected in the financial statements retrospectively for all periods presented pursuant to ASC 250-10-50-6.

RESPONSE:	We have expanded our disclosure to clarify the accounting of Spyfire and Stacked.

COMMENT 34:
Refer to page 2 of Form 8-K and Note 2 to the Xhibit, LLC financial statements. We note that Xhibit acquired Social Bounce LLC on May 24, 2012, prior to the reverse merger. Please tell us whether Social Bounce is a significant acquisition for Xhibit, LLC using the guidance in Rule 3-05 of Regulation S-X. If so, please provide audited financial statements for Social Bounce and revise the pro forma financial information to reflect the acquisition of Social Bounce.

RESPONSE:
Social Bounce had no operations and indeterminate assets (primarily conceptual ideas) at the time of the acquisition. It was important to obtain these assets, however, as the Company decided it could create significant value from their use in the future. Accordingly, it was determined that it did not meet the definition of a significant acquisition.

COMMENT 35:
Please revise to include separate columns for the acquisition of Stacked using purchase accounting if Mr. Richarde is deemed to not have control since he did not have more than 50% ownership interest in Stacked as of the acquisition date, and a separate column for the acquisition of Social Bounce, if significant.

RESPONSE:	Based on our responses above (Comments #32 and #34), no additional columns were added.

COMMENT 36:	Revise to include pro forma income (loss) per share data pursuant to Rule 11-02(b)(7) of Regulation S-X.

RESPONSE:	We have added the per share data as required.

COMMENT 37:
We note on page 29 that there has been no provision for income taxes since the company is an LLC. Please provide pro forma note disclosure and any adjustments necessary regarding the impact of assuming the operations were in a taxable corporation for the periods presented pursuant to Rule 11-02(b)(5) of Regulation S-X.

RESPONSE:
We have added a footnote to Proformas explaining that the Company is an LLC, but that even for a corporation, the Company would be subject to income taxes but since it had losses for both periods, there would be no income tax expense in either period.

ACKNOWLEDGEMENT

As requested by the SEC Staff, the Company hereby acknowledges that

●     it is responsible for the adequacy and accuracy of the disclosure contained within its filing;
●     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●     it may not assert staff comments as a defenses in any proceeding initiated by the Commission or any person under the federals securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me.

Thank you for your consideration in this matter.

Very truly yours,

NB Manufacturing, Inc.

		By:	/s/ Michael J. Schifsky
Michael J. Schifsky, CFO

cc:	Stephen R. Boatwright, Esq.
Jeff Hass